EXHIBIT 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION
                     906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report of YM BioSciences Inc. (the "Company") on Form 40-F for the year ended June 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Len Vernon, Director, Finance and Administration (Principal Financial and Accounting Officer) of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

      By:  /s/ Len Vernon
           ------------------------------------
           Len Vernon
           Director, Finance and Administration
           (Principal Financial and Accounting Officer)

November 12, 2004